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                             June 11, 2020

       Amir Dan Rubin
       Chair, Chief Executive Officer and President
       1Life Healthcare, Inc.
       One Embarcadero Center, Suite 1900
       San Francisco, CA 94111

                                                        Re: 1Life Healthcare,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed June 9, 2020
                                                            CIK No. 0001404123

       Dear Mr. Rubin:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              John T. McKenna